                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           Information To Be Included In Statements Filed Pursuant To
      Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                              (Amendment No. 4)(1)

                         THE PEREGRINE REAL ESTATE TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    713662013
                                 (CUSIP Number)

                                   James Evert
                            Assistant General Counsel
                   The Prudential Insurance Company of America
                       Four Embarcadero Center, Suite 2700
                         San Francisco, California 94111
                                  March 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 713662013                    13D                    Page 1 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /   (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW JERSEY

                                             7        SOLE VOTING POWER
                                                      0

NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      0

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14       TYPE OF REPORTING PERSON*
                           IC, IA

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 713662013                     13D                   Page 2 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GATEWAY RECOVERY TRUST

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /   (b) /X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                                             7        SOLE VOTING POWER
                                                      0

NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      0

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0%

14       TYPE OF REPORTING PERSON*
                           OO

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust, d.b.a. WinShip Properties (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

 ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of

         (1) The Prudential Insurance Company of America, a New Jersey corporation ("Prudential").

         (2)   The Gateway Recovery Trust, a Delaware Business Trust
("Gateway").

         Prudential is a New Jersey corporation. Prudential is an insurance and financial services company. The address of Prudential is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

         Gateway is a Delaware business trust which owns debt and equity securities. Prudential is the asset manager and principal beneficiary of Gateway. The address of Gateway is Four Gateway Center, 9th Floor, Newark, New Jersey 07102.

         (a)-(c) & (f)

         (i) The executive officers of Prudential are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS

Arthur F. Ryan                     Chairman of the Board, Chief
                                   Executive Officer and
                                   President

Vivian L. Banta                    Executive Vice President,
                                   Individual Financial Services

Michele S. Darling                 Executive Vice President,
                                   Corporate Governance and
                                   Human Resources
                                     (Canadian Citizen)

Robert C. Golden                   Executive Vice President,
                                   Operations & Systems

Mark B. Grier                      Executive Vice President,

                                   Financial Management

Jean D. Hamilton                   Executive Vice President,
                                   Institutional

Rodger A. Lawson                   Executive Vice President,
                                   International Investment and
                                   Global Marketing Communications

Kiyofumi Sakaguchi                 Executive Vice President,
                                   International Insurance
                                     (Japanese Citizen)

John R. Strangfeld, Jr.            Executive Vice President,
                                   Global Asset Management

Richard J. Carbone                 Senior Vice President and Chief
                                   Financial Officer

John M. Liftin                     Senior Vice President and
                                   General Counsel

         Schedule I attached hereto and incorporated herein sets forth with respect to each director of Prudential his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Prudential is the asset manager of Gateway and, as such, has discretion to make substantially all decisions with respect to the debt and equity securities owned by Gateway. In addition, Prudential is the principal beneficiary of Gateway. Prudential's executive officers and directors are as set forth elsewhere herein. The sole trustee of Gateway is Chase Manhattan Bank Delaware. The address of Chase Manhattan Bank Delaware is 1201 Market Street, Wilmington, Delaware 19801.

               (d)-(e)

         During the last five years, neither Prudential, Gateway nor, to the best of their knowledge, any of their respective executive officers, trustees or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Issuer completed its merger (the "Merger") into WinShip Properties ("WinShip") on March 19, 2001. WinShip, which survives the Merger, is wholly-owned by Prudential and Gateway (collectively, the "Prudential Entities"), each of Oaktree Capital Management, LLC as investment manager of Gryphon Domestic VII, LLC Separate Account ("Oaktree"), OCM Real Estate Opportunities Fund A, L.P. ("Real Estate Fund A") and OCM Real Estate Opportunities Fund B, L.P. (together with Oaktree and Real Estate Fund A, the "Oaktree Entities"), TCW Special Credits Fund IV ("Fund IV"), TCW Special Credit Plus Fund ("Plus Fund"), TCW Special Credits Trust IV ("Trust IV"), TCW Special Credits Trust IVA ("Trust IVA") and TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account and (together with Fund IV, Plus Fund, Trust IV and Trust IVA, the "TCW Related Entities"). Prior to the Merger, each such party contributed the shares of beneficial interest of the Issuer held by such entity to WinShip and voted in favor of the Merger between the Issuer and WinShip. As a result of the Merger, each shareholder of the Issuer other than Newco received cash consideration in an amount equal to $.59 per share. Following the Merger, the Issuer is eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

         The filing of this statement should not be construed as an admission that the Prudential Entities are, for purposes of Section 13, a member of a group or the beneficial owner of shares held by any person other than the Prudential Entities, and the Prudential Entities expressly disclaim being members of a group with the Oaktree Entities and/or the TCW Related Entities.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the Merger, there are no outstanding shares of beneficial interest of the Issuer and Prudential does not beneficially hold any of the Issuer's Common Shares.

         Gateway does not beneficially own any of the Issuer's Common Shares.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth herein, complete and correct.

Dated as of the 26th day of March 2001.

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:   /s/ Gwendolyn S. Foster
   ----------------------------
     Name:  Gwendolyn S. Foster
     Title: Vice President

GATEWAY RECOVERY TRUST

By:      The Prudential Insurance Company
         Of America, its Asset Manager

By:   /s/ Gwendolyn S. Foster
   ----------------------------
     Name:  Gwendolyn S. Foster
     Title: Vice President

                                   SCHEDULE I

            DIRECTORS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

DIRECTORS

Each director is a citizen of the United States of America unless otherwise specified below:

                               Principal Occupation
Name                           Title                  Address
----------------------------  ---------------------- ---------------------------
Franklin E. Agnew              Business Consultant    600 Grant Street
                                                      Suite 660
                                                      Pittsburgh, PA  15219

Frederic E. Becker             President              Wilentz Goldman & Spitzer
                                                      90 Woodbridge Center Drive
                                                      Post Office Box 10
                                                      Woodbridge, NJ  07095

Gilbert F. Casellas            President and COO      The Swarthmore Group, Inc.
                                                      1646 West Chester Pike
                                                      Suite 3
                                                      West Chester, PA 19382

James G. Cullen                President and CEO      Bell Telecom Atlantic Corp.
                                                      1310 North Court House Road,
                                                      11th Floor
                                                      Arlington, VA  22201

Carolyne K. Davis              Retired Independent    Ernst & Young
                               Health Care Advisor    1225 Connecticut Avenue, NW
                                                      Washington, DC  20036

Allan D. Gilmour               Retired Vice Chairman, The Prudential Insurance
                               Ford Motor Company     Company of America
                                                      751 Broad Street
                                                      Newark, NJ  07012-3777

William H. Gray III            President and CEO      United Negro College
                                                      Fund, Inc.
                                                      8260 Willow Oaks Corp. Drive
                                                      P.O. Box 10444
                                                      Fairfax, VA  22031-4511

Jon F. Hanson                  Chairman               Hampshire Management
                                                      Company



                                                      235 Moore Street,
                                                      Suite 200
                                                      Hackensack, NJ  07601

Glen H. Hiner                  Chairman and CEO       Owens-Corning Corporation
                                                      One Ownens Corning Parkway
                                                      Toledo, OH  43659

Constance J. Horner            Guest Scholar          The Brookings Institution
                                                      1775 Massachusetts Avenue, NW
                                                      Washington, DC  20036-2188

Gaynor N. Kelley               Retired Chairman       Perkins Elmer Corporation
                                                      751 Broad Street, 23rd Floor
                                                      Newark, NJ  07102

Burton G. Malkiel              Professor of Economics Princeton University
                                                      Dept. of Economics
                                                      110 Fisher Hall
                                                      Prospect Avenue
                                                      Princeton, NJ  08544-1021

Arthur F. Ryan                 Chairman, CEO          Prudential Insurance
                               and President          Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ  07012-3777

Ida S. Schmertz                Consultant             90 Riverside Drive
                                                      New York, NY 10024

Charles R. Sitter              Retired President      Exxon Corporation
                                                      5959 Las Colinas Boulevard
                                                      Irving, TX  75039-2298

Donald L. Staheli              Retired Chairman and   Continental Grain Company
                                CEO                   277 Park Avenue
                                                      New York, NY  10172

Richard M. Thomson             Retired Chairman and   The Toronto-Dominion Bank
                                CEO                   11th Floor TD Tower
                               (Canadian Citizen)     Toronto-Dominion Centre
                                                      Toronto, Ontario
                                                      Canada M5K  1A2

James A. Unruh                 Principal              Alerion Capital Group, L.L.C.
                                                      7600 Doubletree Ranch Road
                                                      Suite 240
                                                      Scottsdale, AZ 95258

P. Roy Vagelos, M.D.           Retired Chairman and   Merck & Co., Inc.
                                CEO                   One Crossroads Drive
                                                      Building A, 3rd Floor
                                                      Bedminster, NJ  07921

Stanley C. Van Ness, Esq.      Partner                Herbert, Van Ness, Cayci &
                                                        Goodell
                                                      22 Chambers Street



                                                       Princeton, NJ  08542

Paul A. Volcker                Consultant              610 5th Avenue
                                                       Suite 420
                                                       New York, NY 10020-2403